14040896

7/17/14

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53403

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navigant Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Wacker Drive
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Lenart (312) 583-4185
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph, Suite 5500 (Address) Chicago (City) IL (State) 60601 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 16 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/16/14

OATH OR AFFIRMATION

I, Brian Lenart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navigant Capital Advisors, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

OFFICIAL SEAL
JENNIFER R TAMMEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/23/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NAVIGANT CAPITAL ADVISORS, LLC

Financial Statements and Schedules

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

NAVIGANT CAPITAL ADVISORS, LLC

Table of Contents

KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Sole Member
Navigant Capital Advisors, LLC:

We have audited the accompanying financial statements of Navigant Capital Advisors, LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navigant Capital Advisors, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 28, 2014

NAVIGANT CAPITAL ADVISORS, LLC

Statement of Financial Condition

December 31, 2013

Assets

Cash	$	989,427
Accounts receivable, net		100,525
Prepaid expenses		57,748
Property and equipment, net		1,868
Total assets	$	1,149,568

Liabilities and Member's Equity

Accrued liabilities	$	9,097
Unearned revenue		18,182
Payable to the parent company		368,135
Total liabilities		395,414
Member's equity		754,154
Total liabilities and member's equity	$	1,149,568

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Statement of Income

Year ended December 31, 2013

Revenues:		
Revenues before reimbursements	$	4,296,805
Reimbursements		17,027
Total revenues		4,313,832
Cost of services:		
Cost of services before reimbursable expenses		979,980
Reimbursable expenses		17,027
Total costs of services		997,007
General and administrative expenses:		
Occupancy expense		58,671
Bad debt expense (recovery)		(6,933)
Depreciation expense		6,511
Professional fees		157,319
Other general and administrative expense		76,998
Total general and administrative expenses		292,566
Net income	$	3,024,259

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2013

		Capital	Accumulated earnings	Distributed to member		Total
Balance at December 31, 2012	$	55,000	38,974,895	(38,000,000)	$	1,029,895
Net income		—	3,024,259	—		3,024,259
Distributions to member		—	—	(3,300,000)		(3,300,000)
Balance at December 31, 2013	$	55,000	41,999,154	(41,300,000)	$	754,154

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:		
Net income	$	3,024,259
Adjustments to reconcile net income to net cash provided by operating activities:		
(Recovery of) provision for bad debts		(6,933)
Depreciation expense		6,511
Changes in assets and liabilities:		
Accounts receivable		328,327
Prepaid expenses		(25,882)
Receivable from parent company		611,575
Accrued liabilities		2,747
Unearned revenue		(3,771)
Net cash provided by operating activities		3,936,833
Cash flows from investing activity:		
Sale of property and equipment		25,314
Cash flows from financing activity:		
Distributions to member		(3,300,000)
Net increase in cash		662,147
Cash at beginning of year		327,280
Cash at end of year	$	989,427

See accompanying notes to financial statements.

(Continued)

(1) Organization

Navigant Capital Advisors, LLC (the Company) is a wholly owned subsidiary of Navigant Consulting, Inc. (the Parent). The Company was organized as a limited liability company. The Parent is registered with the Securities and Exchange Commission (the SEC), and the Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory services for private placements and mergers and acquisitions.

(2) Summary of Significant Accounting Policies

(a) Basis of Preparation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(b) Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting.

(c) Revenue Recognition

The Company recognizes revenue for consulting work that culminates in a securities transaction, for which the Company is engaged to provide services in connection with the transaction. The closing of this transaction would involve the exchange of securities between two or more parties, and the Company is generally compensated in the form of success fees based on a percentage of the total transaction amount. These revenue amounts are generally contingent on a specific event, and the revenues are recognized when the contingencies are resolved.

In limited circumstances, the Company recognizes revenue as the related professional services are provided. The Company may provide multiple services under the terms of an arrangement. There are also client engagements where the Company is paid a fixed amount for its services, including nonrefundable retainers. The recognition of these fixed revenue amounts requires the Company to make an estimate of the total amount of work to be performed and revenue is then recognized as efforts are expended based on (i) objectively determinable output measures, (ii) input measures if output measures are not reliable, or (iii) the straight-line method over the term of the arrangement.

Total revenues include reimbursable costs that are billed to customers. These reimbursable costs are recorded as a component of costs of services.

(Continued)

(d) ***Income Taxes***

The Company is a single-member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state, and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. There are no uncertain tax positions to be accounted for in accordance with Financial Accounting Standards Board guidance on income taxes as of December 31, 2013.

(3) Related-Party Transactions

The Company has a service agreement (the Agreement) with the Parent. Under the terms of the Agreement, the Parent provides the Company with consulting personnel; office space; office-related equipment; administrative support such as technical, accounting, and bookkeeping; and such other services as the parties may agree to from time to time. Some of the personnel are registered with FINRA as representatives and principals of the Company to the extent required under FINRA rules. The Company, on a periodic basis, pays the Parent for consulting services provided and reimbursable costs. Consulting services are billed at cost plus a percentage markup for fringe benefits, facilities, and operating expenses based upon the terms of the Agreement.

During the year ended December 31, 2013, the Company incurred approximately $578,647 of costs under the Agreement.

In addition, the Company has entered into an agreement which assigns to the Parent revenues for consulting work that does not culminate in a securities transaction (note 2(c)). Cash receipts for this type of work by the Company result in the Company owing the Parent for amounts received.

(4) Accounts Receivable

The accounts receivable, net, as of December 31, 2013 consisted of the following:

Accounts receivable	$	98,718
Unbilled receivables		3,628
Allowance for doubtful accounts		(1,821)
Accounts receivable, net	$	100,525

(5) Property and Equipment

The Company records property and equipment at cost. The Company computes depreciation on property and equipment using the straight-line method based on the estimated useful lives of the assets. As of December 31, 2013, the Company's property and equipment related to software and furniture, which had estimated useful lives of three years and seven years, respectively. The Company's property and equipment, net, as of December 31, 2013 consisted of the following:

Property and equipment, at cost	$	85,356
Accumulated depreciation		(83,488)
Property and equipment, net	$	1,868

(6) Net Capital Requirements under SEC Rule 15c3-1

The Company is subject to Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers*, under the Securities Exchange Act of 1934 (the Rule). The Rule requires the maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $594,014, which exceeded the required net capital by $567,652 and its ratio of aggregate indebtedness to net capital was 0.67 to 1.

(7) Reserve Requirement under SEC Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 because the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) of the Rule.

(8) Concentrations

The Company had three clients that each generated revenues that exceeded 10% of the Company's total revenues. In aggregate, the revenues for the three clients amounted to approximately $4.0 million of the Company's total revenues, or approximately 93% of total revenues for the year ended December 31, 2013.

(Continued)

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

(9) Subsequent Events

The Company has determined that there were no events or transactions occurring subsequent to December 31, 2013 through February 28, 2014 that would have a material impact on the Company's results of operations or financial condition.

(10) Income Taxes

As the Company is organized as a single-member limited liability company and is disregarded as an entity for tax purposes, and its taxable income is reported by the Parent, there is no tax expense/benefit recorded by the Company. If the Company was a taxable entity, income tax expense for the year ended December 31, 2013 would have been calculated at a federal effective income tax rate of 35%.

Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Deferred income tax expense represents the change during the period in deferred tax assets and deferred tax liabilities.

Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. As a disregarded entity, the Company does not report deferred tax assets or deferred tax liabilities in its financial statements. Rather, the Parent reports any related deferred tax items in its consolidated financial statements. If the Company was a stand-alone entity, as of December 31, 2013, the deferred tax asset would have been immaterial in amount and there would have been no deferred tax liabilities.

Schedule I

NAVIGANT CAPITAL ADVISORS, LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2013

Computation of net capital:		
Total member's equity	$	754,154
Deduct:		
Nonallowable assets:		
Accounts receivable, net		100,525
Prepaid expenses		57,748
Property and equipment, net		1,868
Total nonallowable assets		160,141
Net capital		594,013
Minimum net capital requirement		26,361
Net capital in excess of requirement	$	567,652
Ratio of aggregate indebtedness to net capital		0.67
Aggregate indebtedness (1)	$	395,414

(1) Aggregate indebtedness consists of unearned revenue and payable to the parent company.

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2013 filed by Navigant Capital Advisors, LLC in its Form X-17A-5 with the Financial Industry Regulatory Authority (FINRA) on January 26, 2014.

See accompanying report of Independent Registered Public Accounting Firm.

Schedule II

NAVIGANT CAPITAL ADVISORS, LLC

Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Company is not required to compute the Reserve Requirement under Exhibit A of Rule 15c3-3(a) or to include Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the SEC because the Company's activities are limited to these set forth in the conditions for exemption appearing in paragraph (k)(z)(i) of the rule as the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

See accompanying report of Independent Registered Public Accounting Firm.

KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

The Sole Member
Navigant Capital Advisors, LLC:

In planning and performing our audit of the financial statements of Navigant Capital Advisors, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

KPMG

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 28, 2014

30 S Wacker Drive
Suite 3100
Chicago, IL 60606
312 583 5700 phone
312 583 5701 fax

NAVIGANT

KPMG LLP
200 E. Randolph St.
Chicago, IL 60601

February 28, 2014

Ladies and Gentlemen:

In connection with your engagement to apply agreed-upon procedures in accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, which were agreed to by Navigant Capital Advisors, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), and the Securities Investor Protection Corporation (SIPC) (collectively with the Company, the Specified Users), solely to assist the Specified Users in evaluating the Company's compliance with the applicable instructions of the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] for the year ended December 31, 2013 (the Subject Matter), we confirm:

1. Our understanding that you were not engaged to, and did not, perform an examination, the objective of which would be the expression of an opinion on the subject matter referred to above. Accordingly, you did not express such an opinion. Had additional procedures been performed, other matters might have come to your attention that would have been reported to us.

Further, we confirm, to the best of our knowledge and belief, the following representations made to you during your agreed-upon procedures engagement:

2. We are responsible for complying with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013.

3. We have made available to you all relevant financial records and data pertaining to the General Assessment Reconciliation (Form SIPC-7).

4. We have advised you of all actions taken at meetings of the member, board of directors, and committees of the board of directors that may affect the Subject Matter.

5. We have reviewed a draft of your report of findings, and we are not aware of any significant errors or misstatements contained in that report, and the procedures referred to in the draft report are those required by Rule 17a-5(e)(4) under the Securities Exchange Act of 1934.

6. We take responsibility for the sufficiency (nature, timing and extent) of the agreed-upon procedures for our purposes.

7. Your procedures were limited to those required to be performed in accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and may not necessarily disclose all significant errors, irregularities, including fraud or defalcation, or illegal acts, that may exist.

8. Your report is intended solely for use by the Specified Users, and is not intended for use by those who have not agreed to the procedures and have not taken responsibility for the sufficiency of the procedures for their purposes.

9. We have responded fully to all inquiries made to us by you during your engagement.

10. We have communicated to you all known matters contradicting the Subject Matter, if any.

11. No procedures have been performed since the date of your report and you have no responsibility to update your procedures.

12. There have been no communications from regulatory agencies that would affect the Subject Matter.

13. The Company has complied with all aspects of contractual agreements that would have a material effect on the Subject Matter in the event of noncompliance.

14. There are no material transactions that have not been properly recorded as part of the Subject Matter.

15. We have agreed to the definitions of the following terms used in your report:

    - The term "compare" means comparing the amounts or percentages indicated and finding them to be in agreement, unless otherwise noted. Such compared amounts and percentages are deemed to be in agreement if differences are attributable to rounding.

- The term "prove" means recalculating and comparing the results to the amounts or percentages shown and finding them to be in agreement, unless otherwise noted. Such recalculated amounts and percentages are deemed to be in agreement if differences are attributable to rounding.

Very truly yours,

Navigant Capital Advisors, LLC

Brian D. Lenart

NCA, Chief Compliance Officer

Lee A. Spirer

Navigant Consulting, Inc. Executive Vice President - Consulting Operations

Scott S. Harper

Navigant Consulting, Inc. Executive Director and Corporate Controller

David S. Lambert

Navigant Consulting, Inc. Senior Manager - Accounting

NAVIGANT

30 S Wacker Drive
Suite 3100
Chicago, IL 60606
312.583.5700 phone
312.583.5701 fax

February 28, 2014

KPMG LLP
200 E. Randolph St.
Chicago, Illinois, 60601

Ladies and Gentlemen:

We are providing this letter in connection with your audit of the statement of financial condition of Navigant Capital Advisors, LLC (the Company) as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the supplemental schedules of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I) and Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirement under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) as of December 31, 2013. We understand that your audit was made for the purpose of expressing an opinion as to whether these financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with U.S. generally accepted accounting principles, and whether the supplemental schedules are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audit:

1. The financial statements and supplemental schedules referred to above are fairly presented in conformity with U.S. generally accepted accounting principles.

2. We have made available to you:

    a. All financial records and related data.

    b. All minutes of the meetings of the member, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

    c. Regulatory examination reports, supervisory correspondence, and similar materials from applicable regulatory agencies.

3. Except as disclosed to you in writing, there have been no:

    a. Circumstances that have resulted in communications from the Company's external legal counsel to the Company reporting evidence of a material violation of securities law or breach of fiduciary duty, or similar violation by the Company or any agent thereof.

    b. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

    c. Agreements with regulatory agencies that have a material effect on the financial statements or supplemental schedules.

4. There are no:

    a. Violations or possible violations of laws or regulations, whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. Unasserted claims or assessments that our lawyers have advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 450, *Contingencies*.

c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB ASC 450, *Contingencies*.

d. Other obligations resulting from joint and several liability arrangements that are required to be accrued or disclosed by FASB ASU 2013-04.

e. Material transactions that have not been properly recorded in the accounting records underlying the financial statements or supplemental schedules.

f. Events that have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the financial statements or supplemental schedules.

5. All known actual or possible litigation and claims have been accounted for and considered for disclosure in accordance with ASC 450, *Contingencies*.

6. We believe that the effects of the uncorrected (if applicable) financial statement misstatements summarized in the accompanying schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole or supplemental schedules.

7. We acknowledge our responsibility for the design and implementation of programs and controls to prevent, deter and detect fraud. We understand that the term "fraud" includes misstatements arising from fraudulent financial reporting and misstatements arising from misappropriation of assets.

8. We have disclosed to you all deficiencies in the design or operation of internal control over financial reporting of which we are aware at December 31, 2013 or during the period from January 1, 2013 to the date of the auditors' report, which could adversely affect the Company's ability to initiate, authorize, record, process, or report financial data. We have separately disclosed to you all such deficiencies that we believe to be significant deficiencies or material weaknesses in internal control over financial reporting, as those terms are defined in AU-C Section 265, *Communicating Internal Control Related Matters Identified in an Audit.* We have also disclosed to you all significant deficiencies or material weaknesses or material inadequacies at December 31, 2013 or during the period from January 1, 2013 to the date of the auditors' report, in internal control over financial reporting and control activities for safeguarding securities, and the practices and procedures followed in:

a. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital (as defined) in accordance with SEC Rule 15c3-1 (the Net Capital Rule).

b. Making the periodic customer reserve computations required by SEC Rule 15c3-3(e) (the Customer Protection Rule).

c. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by SEC Rule 17a-13.

d. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

e. Obtaining and maintaining physical possession or control of all fully-paid and excess-margin securities of customers as required by the Customer Protection Rule.

f. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

g. Making daily computations of the segregation requirements of Section 4d(2) (and Regulation 30) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations. We have disclosed to you the results of our assessment of the risk that the [consolidated] financial statements may be materially misstated as a result of fraud.

9. We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

10. We have no knowledge of any fraud or suspected fraud affecting the Company's financial statements involving:

    a. Management,

    b. Employees who have significant roles in internal control over financial reporting, or

c. Others where the fraud could have a material effect on the financial statements or supplemental schedules.

11. We have no knowledge of any allegations of fraud or suspected fraud affecting the entity's financial statements received in communications from employees, former employees, analysts, regulators, or others.

12. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

13. We have no knowledge of any officer or director of the Company, or any other person acting under the direction thereof, having taken any action to fraudulently influence, coerce, manipulate or mislead you during your audit.

14. The following have been properly recorded or disclosed in the financial statements:

    a. Related party transactions including sales, purchases, loans, transfers, leasing arrangements, guarantees, ongoing contractual commitments and amounts receivable from or payable to related parties.

    The term "related party" refers to affiliates of the enterprise; entities for which investments in their equity securities would, absent the election of the fair value option under FASB ASC 850, *Financial Instruments*, be required to be accounted for by the equity method by the enterprise; trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; principal owners of the enterprise; its management; members of the immediate families of principal owners of the enterprise and its management; and other parties with which the enterprise may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

b. Guarantees, whether written or oral, under which the Company is contingently liable, including guarantee contracts and indemnification agreements pursuant to FASB ASC 460, *Guarantees.*

c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the FASB ASC 275, *Risks and Uncertainties* and FASB ASC Section 825-10-55, *Financial Instruments – Implementation Guidance and Illustrations – General.*

   Significant estimates are estimates at the balance sheet date, which could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which it is reasonably possible that events could occur which would significantly disrupt normal finances within the next year.

d. Significant common ownership or management control relationships requiring disclosure.

e. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and lines of credit or similar arrangements.

f. Agreements to repurchase assets previously sold, including sales with recourse.

g. Changes in accounting principle affecting consistency.

15. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets, nor has any asset been pledged as collateral.

16. The Company has complied with all aspects of laws, regulations and contractual agreements that may affect the financial statements and supplemental schedules, including noncompliance.

17. As of the date of this letter, the Company is not past due with respect to any portion of its assessed Public Accounting Oversight Board (PCAOB) accounting support fees.

18. No provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments as no such losses have occured.

19. Receivables reported in the financial statements represent valid claims against debtors for sales or other charges arising on or before the balance-sheet date and have been appropriately reduced to their estimated collectible amounts.

20. At December 31, 2013, the Company had:

    a. Recorded all securities exchange memberships on the books.

    b. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

    c. No open contractual commitments other than those appearing on the memo books and records (e.g., when-distributed and delayed-delivery contracts, underwritings and when-issued contracts, endorsements of puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts).

21. There are no capital withdrawals anticipated within the next six months.

22. Net capital computations, prepared by the Company during the period from January 1, 2013 through the date of this letter, indicated that the Company was in compliance with the requirements of the Net Capital Rule (and applicable exchange requirements) at all times during the period.

23. The Company has appropriately reconciled its books and records (e.g., general ledger accounts) underlying the financial statements and supplemental schedules to the related supporting information (e.g., sub-ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements and supplemental schedules. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account.

24. All borrowings and financial obligations of the Company are included in the financial statements at December 31, 2013, as appropriate. We have disclosed to you all borrowing arrangements.

25. The Company has appropriately grouped long-lived assets together for purposes of assessing impairment in accordance with FASB ASC 360, *Property, Plant and Equipment.* We have

reviewed long-lived assets, including amortizable intangible assets, to be held and used for impairment whenever events or changes in circumstances have indicated that the carrying amount of the assets might not be recoverable. Provision has been made for any material adjustments to long-lived assets including amortizable intangible assets.

26. We believe that all material expenditures that have been deferred to future periods will be recoverable.

27. All sales transactions entered into by the Company are final and there are no side agreements with customers, or other terms in effect, which allow for the refund of amounts paid, except for defectiveness or other conditions covered by usual and customary warranties.

28. The Company has properly accounted for and disclosed those arrangements in which goods and services, or both, are to be delivered separately in a bundled sales arrangement in accordance with FASB ASC 605-25, *Revenue Recognition -- Multiple Element Arrangements.*

29. Gross revenue includes only those sales for which the Company has acted as a principal in the transaction, takes title to the products, and has the risks and rewards of ownership, including the risk of loss for collection, delivery and returns. Any sales for which the Company has acted as an agent or broker without assuming the risks and rewards of ownership have been reported on a net basis.

30. The Company has recorded reimbursements received for out-of-pocket expenses incurred as revenue in the accompanying financial statements in accordance with FASB ASC 605-45, *Revenue Recognition -- Principal Agent Considerations.*

31. The capitalization of internal-use software costs is in accordance with FASB ASC 350-40, *Intangibles--Goodwill and Other -- Internal-Use Software.*

32. The Company has capitalized as Website development costs only those costs that have been incurred in the development of the Website development application and infrastructure stages in accordance with FASB ASC 350-50, *Intangibles--Goodwill and Other -- Website Development Costs.*

33. We acknowledge our responsibility for the presentation of supplementary information in the supplemental schedules in accordance with the applicable criteria and/or prescribed guidelines and:

1. Believe the supplementary information, including its form and content, is fairly presented in accordance with the applicable criteria and/or prescribed guidelines.

2. The methods of measurement or presentation of the supplementary information have not changed from those used in the prior period.

3. The significant assumptions or interpretations underlying the measurement or presentation of the supplementary information are reasonable and appropriate in the circumstances.

34. We are exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

35. Management has considered all events that occurred during and subsequent to the year ended December 31, 2013 and through the date of this letter which could impact the Company's ability to continue as a going concern and determined that no substantial doubt exists about the entity's ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.

Further, we confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with U.S. generally accepted accounting principles.

Very truly yours,

Navigant Capital Advisors, LLC

Brian D. Lenart
NCA, Chief Compliance Officer

Lee A. Spirer

Navigant Consulting, Inc. Executive Vice President – Consulting Operations

Scott S. Harper

Navigant Consulting, Inc. Executive Director and Corporate Controller

David S. Lambert

Navigant Consulting, Inc .Senior Manager – Accounting

NAVIGANT CAPITAL ADVISORS, LLC

Summary of Internal Control Deficiencies

Schedule 1. Summary of Control Deficiencies

Section A. Complete this schedule for EACH potential deficiency identified related to Control Activities

IDENTIFICATION							EVALUATION				
Step 1		Step 2				Step 3	Step 4	Step 5			
ID (from eAudit Issues Tracker)	Account or Process	Identification of the Control that Failed (1)	Root cause of the control deficiency (2)	Internal Control Component (CE, CA, IC, M, or RA)	Related Accounts/ Disclosures (CEAVOP)	Is the control deficiency indicative of other deficiencies? If yes, which ID? (3)	Factors in Evaluating Severity (including reasonable possibility and magnitude of potential misstatement)	Do compensating controls exist AND were they tested? (4)	Severity of Individual Deficiency (D, SD, MW) (5)	Does the Deficiency Exist at Year End?	Impact on substantive procedures (including consideration of impact on RoMM) (6)
[illegible]	NCA	GL: Staff prepares formal general ledger account reconciliations, identifying all items making up balance. Asst Controller reviews and approves the reconciliations with supporting schedules	Description of Error: Through management's performance of [Higher Level Control] GL-09 concerning the review of the NCA LLC expense reconciliation, management did not perform a timely reconciliation to ensure accurate disclosure of associated expenses. While reconciled prior to filing of the financial statements, the review was not performed in a timely manner. Root Cause of the Control Deficiency: Management's closing process for Navigant Capital Advisors (NCA LLC) subject to inconsistency in application as a direct result of a short close timeline subsequent to the NCI audit. This control deficiency is specifically related to the lack of timeliness required of management's policy as ultimately the appropriate reconciliation procedures were performed prior to the filing of financial statements.	CE	CA of Cost of Services	No	Note that ultimately this control operated in its entirety and management performed a full reconciliation of associated costs prior to submission of financial statements to the SEC. Reasonable possibility - We note that the control failure was determined to be insignificant as of the year-end as ultimately the control operated prior to submission of associated files to the SEC, and thus based on the nature of the deficiency and other controls in place, the likelihood that the company's controls will fail to prevent or detect a material misstatement is remote. Magnitude - KPMG notes that the magnitude of a potential misstatement is deemed to be low given the nature of the deficiency identified and other controls in place that operated effectively throughout the year. Further, we note that ultimately management performed the associated reconciliation prior to the submission of financials to the SEC.	N/A	Deficiency	No	We note that ultimately (prior to filing of the financial statements) controls were in place that operated effectively that we did not deem it necessary to increase RoMM or the scope of our substantive procedures. In response to the identified deficiency in the expense reconciliation, KPMG performed further corroborative inquiry concerning the completeness of associated expenses with management during our control and substantive procedures. Furthermore we performed testwork over other controls which affect the expense recognition accounts, and performed testwork over the reasonableness of expenses recognized in the year. We note that through the results of our further procedures and documentation above we have not modified the nature, extent, timing, or RoMM related to our substantive audit procedures as we believe those procedures were appropriate and sufficient.

Navigant Capital Advisors, LLC
Summary of Uncorrected Misstatements
For the year ended December 31, 2013
Amounts in 000's
Dual Method

	Correcting Entry Required at Current Period End								Impact of misstatements on interim financial information								
									Income Statement Effect			Balance Sheet Effect			Cash Flow Effect		
Ref	Description of misstatement	Type of misstatement	Indicative of fraud? (Y/N)	Impact on Nature, Timing, Extent of Procedures? (Y/N)	Rationale if no control deficiency	Accounts	Debit	(Credit)	Income effect of correcting the balance sheet in prior period (carried forward from prior period's column C)	Income effect according to the Iron Curtain (Balance Sheet) method	Income effect according to the Rollover (Income Statement) method	Equity at period end	Total Asset	Total Liabilities	Operating Activities	Investing Activities	Financing Activities
							—— A ——		B	C = A (Only Inc Stmt account(s))	C - B						
	No uncorrected misstatements noted																
									Aggregate of uncorrected misstatements (before tax):	-	-	-	-	-	-	-	-
	Tax impact of above adjustment (using effective tax rate of 0.0%)									-	-	-	-	-	-	-	-
									Aggregate of uncorrected misstatements (after tax):	-	-	-	-	-	-	-	-
									Financial information amounts (after tax):	3,024,259	3,024,259	754,154	1,149,568	395,414	3,936,833	25,314	(3,300,000)
									Uncorrected misstatements as a percentage of financial information amounts (after tax):	0.00%	0.00%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Navigant Capital Advisors, LLC
Summary of Corrected Misstatements
For the year ended December 31, 2013
Amounts in 000's

									Impact of misstatement on interim financial information						
									Income Statement Effect - Debit (Credit)	Balance Sheet Effect - Debit (Credit)			Cash Flow Effect - Increase (Decrease)		
ID	Description of misstatement	Type of misstatement	Indicative of fraud? (Y/N)	Impact on Nature, Timing, Extent of Procedures? (Y/N)	Rationale if no control deficiency	Accounts	Debit	(Credit)	Income Effect	Equity at period end	Current Assets	Current Liabilities	Operating Activities	Investing Activities	Financing Activities
	No corrected misstatements noted														

Navigant Capital Advisors, LLC
Summary of Omissions and Other Errors in Presentation and Disclosure
For the year ended December 31, 2013

Ref	#	Description of Omission or Other Error	Resolution (Corrected/ Uncorrected)	Rationale for Uncorrected Items
		No omissions or other errors in presentation and disclosure noted		

Communication of Omissions and Other Errors

Discussed with: ______________________ Date: ______________________

Discussed by: ______________________